Exhibit 2.1
PURCHASE AGREEMENT REGARDING
LIMITED PARTNERSHIP INTEREST
IN
ALLIANCE VENTURES I, L.P.,
ALLIANCE VENTURES II, L.P.,
ALLIANCE VENTURES III, L.P.,
ALLIANCE VENTURES IV, L.P. and
ALLIANCE VENTURES V, L.P.
each, a California limited partnership
and
GENERAL PARTNERSHIP INTEREST
IN
ALSC VENTURE MANAGEMENT, LLC
a California limited liability company
By and Between
ALLIANCE SEMICONDUCTOR CORPORATION
a Delaware corporation
(“Seller”)
and
QTV CAPITAL LIMITED
a Cayman Islands Limited Duration Company
(“Purchaser”)

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TABLE OF CONTENTS
(continued)

PURCHASE AGREEMENT REGARDING
LIMITED PARTNERSHIP INTERESTS and GENERAL PARTNERSHIP
INTEREST
     This Purchase Agreement Regarding Limited Partnership Interests in Alliance Ventures I, L.P., Alliance Ventures II, L.P., Alliance Ventures III, L.P., Alliance Ventures IV, L.P. and Alliance Ventures V, L.P. and all interest in ALSC Venture Management, LLC, the general partner of each such partnership (this “Agreement”) is made as of the date when the last Party to sign this Agreement signs the same; provided, however, that such date shall not occur later than December 11, 2006 (the “Effective Date”) by and between Alliance Semiconductor Corporation (“Seller”) and QTV Capital Limited (“Purchaser”). Seller and Purchaser are also referred to individually as a “Party” and together as the “Parties.”
WHEREAS:
     A. Seller, a Delaware corporation, is the sole limited partner of each California limited partnership set forth below (each, a “Partnership,” and collectively, the “Partnerships”) and is able to convey all the limited partnership interests in each Partnership (together, the “Limited Partnership Interest”) and, by reason of owning one hundred percent (100.0%) of the ownership interests in the general partner of each Partnership, owns one hundred percent (100.0%) of the interests in each Partnership, pursuant to the terms of the respective agreements (each a “Partnership Agreement” and collectively, the “Partnership Agreements”) set forth below:

Partnership	Partnership Agreement
Alliance Ventures I, L.P.	Alliance Ventures I, L.P. Agreement of Limited Partnership dated November 12, 1999 by and among Seller and ALSC Venture Management, LLC, as amended and restated.

Alliance Ventures II, L.P.	Alliance Ventures II, L.P. Agreement of Limited Partnership dated November 12, 1999 by and among Seller and ALSC Venture Management, LLC, as amended and restated.

Alliance Ventures III, L.P.	Alliance Ventures III, L.P. Agreement of Limited Partnership dated February 28, 2000 by and among Seller and ALSC Venture Management, LLC, as amended and restated.

Alliance Ventures IV, L.P.	Alliance Ventures IV, L.P. Agreement of Limited Partnership dated January 23, 2001 by and among Seller and ALSC Venture Management, LLC, as amended and restated.

Partnership	Partnership Agreement
Alliance Ventures V, L.P.	Alliance Ventures V, LP Agreement of Limited Partnership dated January 23, 2001 by and among Seller and ALSC Venture Management, LLC, as amended and restated.
     B. The sole General Partner of each Partnership is ALSC Venture Management, LLC (the “General Partner”). Seller owns a one hundred percent interest in the General Partner (the “General Partnership Interest”).
     C. The Partnerships collectively own assets consisting of various portfolio securities, which are set forth on Schedule 2.1(g)(i), hereto.
     D. Seller desires to sell its Limited Partnership Interest and, by selling the interests in the General Partner, the General Partnership Interest to Purchaser, and Purchaser desires to buy such Limited Partnership Interest and General Partnership Interest according to the terms of this Agreement.
NOW, THEREFORE,
     In consideration of the premises and the mutual terms and conditions herein contained, the parties hereby agree as follows:
ARTICLE 1.
PURCHASE AND SALE
          1.1 Agreement to Sell and Purchase. Subject to the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants herein set forth, Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, the Limited Partnership Interest and, by purchasing all ownership interests in the General Partner, the General Partnership Interest owned by Seller; provided, however, that those assets set forth on Schedule 2.1(f) hereto (the “Excluded Assets”) shall not be owned by any of the Partnerships as of the Closing in accordance with Section 4.6, and shall not be sold to Purchaser pursuant to this Agreement.
          1.2 Purchase Price. As consideration for the Limited Partnership Interest and General Partnership Interest to be sold by Seller, Purchaser agrees to pay to Seller a single lump sum purchase price of One Hundred Twenty Three Million Six Hundred Thousand Dollars ($123,600,000) (the “Purchase Price”). Purchaser shall deliver the Purchase Price, subject to adjustment pursuant to the provisions of Section 4.3, to an account designated by Seller by bank wire transfer of immediately available funds on the Closing Date.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF SELLER
          2.1 Representations and Warranties by Seller. Seller makes the following representations and warranties to Purchaser, as of the Effective Date and as of the Closing Date, except that any particular representation or warranty contained in this Article 2 that is made as of an otherwise specified date shall be deemed to be made as of such date:
               (a) Authority Relative to Agreement. Subject to Seller obtaining the requisite Stockholders’ Approval (as defined in Section 4.4(a)) as required by Delaware General Corporation Law (the “DGCL”), Seller has all requisite power and authority to enter into this Agreement and to carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by Seller have been duly authorized by all necessary action on the part of Seller’s board of directors, and other approvals except for the Stockholders’ Approval are required on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable in accordance with its terms. Subject to obtaining the requisite Stockholders’ Approval, Seller has the requisite power and authority to enter into the other agreements to be executed and delivered by Seller pursuant to this Agreement. Seller is the sole limited partner of each Partnership and owns one hundred percent (100.0%) of the interests in each Partnership. Seller owns one hundred percent (100.0%) of the ownership interests in the general partner of each Partnership. Other than Seller, no entity or Person is entitled to any economic or other interests in any of the Partnerships or the General Partner.
               (b) Organization, Good Standing and Qualification. Each Partnership is a limited partnership and the General Partner is a limited liability company, in each case duly organized, validly existing and in good standing under the laws of the State of California. Each of the Partnerships and the General Partner has all requisite power and authority to own and operate its properties and assets. Each of the Partnerships and the General Partner is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business, as now conducted or as now proposed to be conducted.
               (c) Absence of Breach. The execution, delivery, and performance of this Agreement by Seller and the other agreements to be executed and delivered pursuant to this Agreement by Seller do not and will not: (i) violate or conflict with any provisions of Seller’s Certificate of Incorporation, as amended, or Bylaws or any term of any of the Partnership Agreements and Limited Liability Company Operating Agreements entered into by the General Partner and Seller, (ii) contravene any order, writ, judgment, injunction, decree, determination, or award of any court or other governmental authority which affects or binds Seller or the Limited Partnership Interest or General Partnership Interest owned by Seller, (iii) conflict with, result in a breach of or default, or trigger any rights of first refusal or other preemptive rights under the Investment Agreements (as defined below) or any material agreement, indenture, loan or credit agreement to which Seller is a party or to which Seller is bound, or (iv) violate any law, rule or regulation applicable to Seller.
               (d) No Consents. Other than the Stockholders’ Approval as required by the DGCL, the execution and delivery of this Agreement by Seller and the performance by Seller of the transaction contemplated by this Agreement (the “Transaction”) and of all other instruments, agreements, certificates and documents contemplated hereby does not and will not require the authorization, consent, or approval of, require a filing with or notice to, any third party or entity (governmental or otherwise).
               (e) Ownership of Limited Partnership Interest and General Partnership Interest. Seller is the sole legal, beneficial and equitable owner of the Limited Partnership Interest and the General Partnership Interest.
               (f) Obligations. There are no obligations of Seller, the General Partner or any Partnership owing to, or claimed by, Alliance Venture Management, LLC or any past or current managers, members, or employees or any other individual who may have participated in the management of the investment funds of any of the Partnerships or the General Partner, including but not limited to: (i) for payment of salary for services rendered on or prior to the Effective Date, (ii) reimbursement for expenses incurred on behalf of the General Partner or a Partnership or (iii) for management fees or other compensation or obligation.
               (g) Assets Held by Partnerships. Schedule 2.1(g)(i) contains a list of the investments held by each Partnership to be sold to Purchaser pursuant to this Agreement (collectively, the “Securities”). Each Partnership has good and marketable title to its investments held by such Partnership, subject to no mortgage, pledge, lien, lease, encumbrance, charge, hypothecation, security interest, equity, trust, equitable interest, claim, right of possession, encroachment, covenant, order, option, impediment, exception, reservation, limitation, imperfection of title, or restriction, and further, subject to no right of first refusal or preemptive right that would conflict with or otherwise impede the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. To Seller’s Knowledge (as defined below), Schedule 2.1(g)(ii) sets forth all of the purchase agreements, investor rights agreements, shareholder agreements, and similar agreements pertaining to the Securities to which Seller or any Partnership is a party. Copies of all of the agreements listed on Schedule 2.1(g)(ii) (the “Investment Agreements”) and the business, accounting and financial records pertaining to each Partnership have been made available to Purchaser. Other than set forth on Schedule 2.1(g)(ii), there are no agreements to which Seller or any Partnership is a party or is otherwise bound, which would (i) materially affect the rights, duties or obligation of Purchaser or any Partnership with respect to any entity in which a Partnership owns portfolio Securities; or (ii) materially impair the rights or preferences of the Securities. Neither Seller nor any Partnership is in breach or default with respect to any of the Investment Agreements, and to Seller’s Knowledge, no other individual or entity is in breach or default with respect to an Investment Agreement to which such individual or entity is a party. For purposes of this Agreement, the term “Knowledge” means, with respect to a Party hereto and with respect to any matter in question, that any of the executive officers of such Party has actual knowledge of such matter after making due inquiries of all relevant officers and managers of such Party having responsibility for the matter in question.
               (h) Excluded Assets. Schedule 2.1(h) sets forth a list of the Excluded Assets. None of the Partnerships or the General Partner shall be subject to any liabilities, contingent or otherwise, or obligations relating to or arising out of the Excluded Assets upon the Closing.
               (i) Litigation. There is no action, suit, proceeding or investigation pending or, to Seller’s knowledge, currently threatened in writing against Seller, any Partnership or the General Partner that questions the validity of this Agreement or the right of Seller to enter into this Agreement, or to consummate the Transaction, nor is Seller aware that there is any basis for any of the foregoing. There is no action, suit, proceeding or investigation by or against Seller, any Partnership or the General Partner currently pending, the subject of which relates materially to any Partnership or the General Partner, nor is Seller aware that there is any basis for any of the foregoing.
               (j) Tax Matters. Except as disclosed on Schedule 2.1(j), each of the tax returns required to be filed by or on behalf of the Partnerships and the General Partner with any governmental body on or before the Closing Date (the “Tax Returns”): (i) has been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable legal requirements. All amounts shown on such returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date (as defined in Section 6.1). There are no liens for taxes upon the assets of the General Partnership or any of the Partnerships, except liens for taxes not yet due. Neither the General Partnership nor any of the Partnerships has any liability for unpaid taxes, whether asserted or unasserted, contingent or otherwise. To Seller’s Knowledge, neither the General Partnership nor any of the Partnerships are currently subject to or has been subject since its inception to any tax examination or audit by any governmental body.
               (k) Liabilities; Compliance with Laws. None of the Partnerships or the General Partner has any material liabilities and, to the best of its knowledge, Seller knows of no material contingent liabilities except current liabilities incurred in the ordinary course of business which have not been, either in any individual case or in the aggregate, materially adverse. None of the Partnerships or the General Partner is in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect its assets and liabilities.
          2.2 Knowledge. To the Knowledge of Seller, its representations and warranties contained in this Article 2 are true and correct in all material respects and do not contain any representation or warranty that is false, misleading or incomplete with respect to a material fact or omit any material fact necessary to make such representations and warranties not false or misleading. The Parties agree that, except for the representations and warranties made by Seller in Section 2.1 hereof, the Limited Partnership Interest and General Partnership Interest are being sold to Purchaser by Seller on an “as-is” basis, without warranty of any kind.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF PURCHASER
          3.1 Representations and Warranties of Purchaser. Purchaser makes the following representations and warranties to Seller, as of the Effective Date and as of the Closing Date, except that any particular representation or warranty contained in this Article 3 that is made as of an otherwise specified date shall be deemed to be made as of such date:
               (a) Authority Relative to Agreement. Purchaser has the requisite power and authority to enter into this Agreement and to carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by Purchaser have been duly authorized by all necessary action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable in accordance with its terms. Purchaser has all requisite power and authority to enter into the other agreements to be executed and delivered by Purchaser pursuant to this Agreement.
               (b) Absence of Breach. The execution, delivery, and performance of this Agreement by Purchaser and the other agreements to be executed and delivered pursuant to this Agreement by Purchaser do not and will not: (i) violate or conflict with any provisions of the organizational documents of Purchaser, (ii) contravene any order, writ, judgment, injunction, decree, determination, or award of any court or other governmental authority which affects or binds Purchaser, (iii) conflict with or result in a breach of or default under any material agreement, indenture, loan or credit agreement to which Purchaser is a party or to which Purchaser is bound, or (iv) violate any law, rule or regulation applicable to Purchaser.
               (c) No Consents. The execution and delivery by Purchaser of this Agreement and the performance by Purchaser of the Transaction and of all other instruments, agreements, certificates and documents contemplated hereby does not and will not require the authorization, consent, or approval of, require a filing with or notice to, any third party or entity (governmental or otherwise). Purchaser has adequate funds to complete the purchase contemplated by this Agreement and no consent of, or agreement to fund by, any lender or owner of Purchaser is required for such completion that has not been given.
               (d) Funding Commitment. Purchaser has received a duly executed and valid letter agreement from Pantheon Ventures, Inc., a copy of which has been delivered to Seller, pursuant to which Pantheon Ventures, Inc. has approved a form of this Agreement and confirmed that it has obtained all approvals needed to commit the funds required to pay the Purchase Price upon the consummation of the Transaction.
          3.2 Knowledge. To the Knowledge of Purchaser, its representations and warranties contained in this Article 3 are true and correct in all material respects and do not contain any representation or warranty that is false, misleading or incomplete with respect to a material fact or omit any material fact necessary to make such representations and warranties not false or misleading.
ARTICLE 4.
CERTAIN COVENANTS
          4.1 Consummation of Transaction. Subject to the terms and conditions stated herein, each Party will take or authorize every action reasonably required of it to satisfy the conditions to Closing set forth in this Agreement on or before the Closing Date (as defined in Section 6.1) and otherwise to ensure the prompt and expeditious consummation of the transactions substantially as contemplated by this Agreement.
          4.2 Accuracy of Representations and Warranties. Each Party agrees that prior to the Closing Date (as defined in Section 6.1), promptly upon either Party becoming aware of any breach of any of its representations and warranties contained in this Agreement, such Party shall give written notice thereof to the other Party and shall use all commercially reasonable efforts to prevent or promptly remedy the same. Promptly upon either Party becoming aware of any circumstance which would cause the representations and warranties made by such Party to become untrue, such Party shall give written notice thereof to Purchaser and shall use all commercially reasonable efforts to prevent or promptly remedy the same.
          4.3 Additional Trading Activity by Seller.
               (a) Additional Investment Activity Prior to Closing. Seller covenants that, prior to any Partnership making a decision regarding whether or not to invest or purchase portfolio securities (an “Investment Decision”), or to sell any of the Securities in its portfolio (each such investment or sale, a “Trade”) after the date hereof and before the Closing Date, Seller shall provide Purchaser with written notice (the “Trade Notice”) at least five (5) business days in advance of any such Investment Decision or Trade. Further, any such Investment Decision or Trade shall be made only with the written consent of Purchaser; provided, that if a Trade consists of a disposition of portfolio securities in a transaction which Seller or the applicable Partnership does not control, Seller shall cause the applicable Partnership to retain the after-tax proceeds of such Trade as contemplated by Section 4.3(b) below.
               (b) Effect on Purchase Price. In the event that a Trade after the date hereof and prior to the Closing Date is an investment, the Purchase Price shall be increased dollar for dollar by the gross amount of each such additional investment. In the event that any Trade by a Partnership after the date hereof and prior to the Closing Date is a sale, the amount of the proceeds from such sale, net of federal and state tax obligations computed at the maximum applicable rates, shall remain with the Partnership, and the portion of such proceeds representing the tax attributable to the sale shall be distributed to Seller.
          4.4 Seller Stockholder Approval; Proxy Statement.
               (a) Stockholder Approval. Seller, acting through its board of directors, shall: (i) duly call and give notice of a meeting of its stockholders (the “Stockholders’ Meeting”) for the purpose of considering and adopting and approving this Agreement and Transaction contemplated hereby by the affirmative vote of the holders of a majority of the shares of Seller’s Common Stock outstanding on the record date for the Stockholders’ Meeting and entitled to vote, as required by the DGCL (the “Stockholders’ Approval”); (ii) hold the Stockholders’ Meeting as soon as practicable, but no longer than 60 days, following the earlier of (A) receipt and resolution of comments by the Securities and Exchange Commission (the “SEC”) on the Proxy Statement (as defined below), or (B) in the absence of SEC comments, the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”); provided, however, that if Seller reasonably believes, upon advice of counsel, that an amendment or supplement to the Proxy Statement is necessary to comply with applicable rules under the Exchange Act after the Proxy Statement is first distributed to stockholders, Seller shall use its best efforts to complete and file with the SEC such amendment or supplement as quickly as practicable, and in no event shall such amendment or supplement delay the Stockholders’ Meeting by more than 15 additional days; (iii) subject to its fiduciary duties under applicable law, recommend to its stockholders the approval and adoption of this Agreement and the transactions contemplated hereby and take all reasonable and lawful action to solicit and obtain such approval and adoption (the “Seller Recommendation”), (iv) include the Seller Recommendation in the Proxy Statement (as defined below), and (v) subject to Section 4.5 hereof, shall not withdraw or adversely modify such recommendation. The record date for the Stockholders’ Meeting shall be a date chosen by the Seller’s board of directors.
               (b) Proxy Statement. As soon as practicable after the execution of this Agreement, Seller shall prepare and file a proxy statement (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) with the SEC with respect to the Stockholders’ Meeting. Seller shall cause the Proxy Statement to comply with the rules and regulations promulgated by the SEC and provide Purchaser with a reasonable opportunity to review and comment on drafts of the Proxy Statement. Seller shall promptly notify Purchaser of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will provide Purchaser, if requested, copies of all correspondence between Seller or any of Seller’s Representatives (as defined below), on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Seller shall provide Purchaser with reasonable opportunity to review and comment on any subsequent drafts of the Proxy Statement and any related correspondence and filings. Seller agrees to use its reasonable best efforts to respond promptly to all such comments of and requests by the SEC. Purchaser shall furnish Seller with all information concerning it as Seller may reasonably request in connection with the preparation of the Proxy Statement. As promptly as practicable after all comments with respect to the Proxy Statement shall have been accommodated and definitive proxy materials shall have been filed, Seller shall mail the Proxy Statement to its stockholders.
          4.5 No Solicitation of Transactions.
               (a) No Solicitation. Prior to the earlier of (A) the Closing Date or (B) the termination of this Agreement in accordance with the provisions of Section 7.1, neither Seller, directly or indirectly, through any director, officer, employee, investment banker, financial advisor, attorney, accountant or other agent or representative of Seller (“Seller’s Representatives”), directly or indirectly through any affiliate of Seller, shall (i) solicit, initiate, encourage, induce or facilitate the submission of Acquisition Proposals or Acquisition Inquiries from any Person, (ii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing, (iii) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry, or (iv) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction. Seller shall, and shall cause any of Seller’s Representatives or affiliates to, immediately cease and cause to be terminated or withdrawn any existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing (other than in respect of the Transaction contemplated hereby). Seller shall promptly, within forty eight (48) hours, notify Purchaser if any Acquisition Proposal or Acquisition Inquiry with any person with respect thereto, is made and shall, in any such notice to Purchaser indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal or offer.
Notwithstanding the foregoing, provided that neither Seller nor Seller’s Representatives shall have breached or taken any action inconsistent with any of the provisions set forth in this Section 4.5, Seller’s board of directors shall be permitted (A) in response to an unsolicited bona fide written Acquisition Proposal (as defined below) from any Person (as defined below) received after the date of this Agreement and prior to the Stockholders’ Approval, to recommend such Acquisition Proposal to its stockholders or withdraw or modify in any adverse manner the Seller Recommendation, and (B) to engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written Acquisition Proposal or Acquisition Inquiry by any such person received after the date of this Agreement and prior to the Stockholders’ Approval, if and only to the extent that, in any such case described in the preceding clause (A) or (B), (i) Seller’s board of directors shall have concluded in good faith that such Acquisition Proposal (x) in the case described in clause (A) above would, if consummated, constitute a Superior Proposal (as hereinafter defined), or (y), in the case described in clause (B) above, could reasonably be expected to constitute or lead to a Superior Proposal, (ii) Seller’s board of directors shall have determined in good faith after having taken into account the advice of outside legal counsel that such action is necessary for such board of directors to comply with its fiduciary duties under the DGCL, (iii) prior to providing any information or data to such Person, the board of directors shall have received from such Person an executed confidentiality agreement containing terms and provisions no less favorable to Seller than those contained in the Confidentiality Agreement (as defined in Section 4.6) between Purchaser and Seller, and (iv) at least two (2) business days prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, Seller shall furnish such information or data to Purchaser (to the extent such nonpublic information has not been previously furnished by Seller to Purchaser).
Seller shall, within two (2) business days, notify Purchaser in writing of any and all such Acquisition Inquiries or Acquisition Proposals received by, or any such discussions or negotiations sought to be initiated or continued with, any of Seller’s Representatives, which notice shall set forth the name(s) of such Person and the material terms and conditions of any Acquisition Proposals. Seller shall keep Purchaser fully and promptly informed of the status (including amendments or proposed amendments) of any such Acquisition Proposal. Nothing in this Section 4.5 shall permit Seller to terminate this Agreement (except as specifically provided in Section 7.1 hereof). Nothing contained in this Agreement shall be deemed to restrict the parties from complying with Rule 14d-9 or 14e-2 under the Exchange Act. It being understood, however, that Seller’s board of directors shall not be permitted to withdraw the Seller Recommendation or modify the Seller Recommendation in a manner adverse to Purchaser except as specifically provided in this Section 4.5).
     “Acquisition Inquiry” means any inquiry, indication of interest or request for information (other than an offer, proposal inquiry or indication of interest made or submitted by Purchaser) that could reasonably be expected to lead to an Acquisition Proposal.
     “Acquisition Proposal” means any offer or proposal concerning an Acquisition Transaction.
     “Acquisition Transaction” means any (a) sale, lease, transfer, license, acquisition or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of any business or assets representing 20% or more of the consolidated assets of Seller and its subsidiaries, (b) issuance, sale, exchange or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the outstanding capital stock of Seller, (c) transaction in which any person or group (as defined in the Exchange Act) shall directly or indirectly acquire beneficial or record ownership, or the right to acquire beneficial or record ownership of 20% or more of the outstanding capital stock of Seller or (d) any merger, exchange, consolidation, business combination, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction in which Seller or any of its subsidiaries is not an acquiring or surviving constituent corporation, (e) any transaction or series of similar transactions which results in or involves the acquisition or purchase of all or any portion of the Limited Partnership Interest, the General Partnership Interest or the Securities or (f) any combination of the foregoing (other than the

Transaction); provided, however, that no transaction described in clauses (b), (c) or (d) above shall be deemed to be an Acquisition Transaction if (i) the other party thereto agrees in writing prior to any discussions with Seller relating to such transaction, that such party will vote all shares of Seller’s capital stock held following the consummation of such transaction, in favor of the Transaction and related transactions contemplated by this Agreement, and, if applicable, will cause Seller or its successor or assigns to perform its covenants and fulfill its obligations under this Agreement and to complete the Transaction and related transactions contemplated by this Agreement; (ii) the board of directors of Seller shall have received from such other party an executed confidentiality agreement containing terms and provisions no less favorable to Seller than those contained in the Confidentiality Agreement (as defined in Section 4.6) between Purchaser and Seller; (iii) Seller shall, within two (2) business days, notify Purchaser in writing of any and all such discussions relating to such transaction which notice shall set forth the name(s) of such other party and the material terms and conditions of such transaction; and (iv) the consummation of such transaction would not otherwise impede the performance of this Agreement or the consummation of the transactions contemplated hereby, or adversely affect or impair the rights of Purchaser under this Agreement.
     “Person” shall mean an individual, partnership (general or limited), corporation, joint venture, business trust, limited liability company, cooperative, association or other form of business organization (whether or not regarded as a business entity under applicable law), trust, estate or any other entity.
     “Superior Proposal” means an unsolicited bona fide Acquisition Proposal (except that applicable references in the definition of Acquisition Transaction to “20%” shall be “90%”) that Seller’s Board of Directors determines in its good faith business judgment (after obtaining and taking into consideration the advice of its financial advisors of nationally recognized reputation and of its legal counsel) (i) would result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement (including any amendments hereto), (ii) is, a proposal for which financing, to the extent required, is then fully committed or which, in the good faith judgment of Seller’s board of directors (after consultation with financial advisors of nationally recognized reputation) is reasonably capable of being financed, and which is reasonably capable of being completed on the terms proposed, and (iii) was not obtained or made as a direct or indirect result of a breach of any provision of this Agreement or any other contract under which Seller or any of its subsidiaries has any rights or obligations.
               (b) Break-up Fee. If Seller terminates this Agreement pursuant to Section 7.1(e), Seller shall pay to Purchaser the sum of 3.0% of the Purchase Price (the “Termination Fee”). Seller acknowledges and agrees that any Termination Fee payable under Section 7.1(e) shall be payable as liquidated damages to compensate Purchaser for the damages Purchaser will suffer if this Agreement is terminated under the circumstances set forth in Section 7.1(e), which damages cannot be determined with reasonable certainty. It is specifically agreed that the Termination Fee represents liquidated damages and not a penalty. Any payment of Termination Fee required to be made pursuant to Section 7.1 shall be paid prior to or contemporaneously with, and shall be a pre-condition to the effectiveness of, termination of this Agreement in accordance with Section 7.1. All payments of Termination Fee shall be made by wire transfer of immediately available funds to an account designated by Purchaser.
          4.6 Treatment of Excluded Assets. Prior to the Closing, Seller and each Partnership, as applicable, shall make such transfers, assignments, sales or other arrangements to ensure that, no later than one business day prior to the Closing Date, the Excluded Assets and any related liabilities or obligations shall not be owned by any Partnership.
          4.7 Confidentiality. The Parties acknowledge that QTV Capital LLC and Seller have previously executed a letter agreement, dated as of August 8, 2006, (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. Subject to Section 4.8 hereof and their public reporting requirements, the Parties shall keep confidential the existence of this Agreement, the terms hereof, the disclosures made pursuant hereto and the Transaction, pursuant to the terms of the Confidentiality Agreement.
          4.8 Public Announcements. Purchaser and Seller will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and neither Purchaser nor Seller shall issue any such press release or make any such public statement without the prior approval of the other party both as to the making of such release or statement and as to the form and content thereof, except to the extent that such party is advised by counsel, in good faith, that such release or statement is required as a matter of law.
          4.9 Certificate of Price Adjustment. Five (5) business days prior to the Closing Date, if applicable, Seller shall deliver to Purchaser a copy of a certificate, duly executed by an officer of Seller, setting forth the amount of any adjustment to the Purchase Price pursuant to Section 4.3(b) and a summary of, and calculations relating to, each such adjustment. Seller shall provide Purchaser with a reasonable opportunity to confirm such calculations.
          4.10 Assignment and Assumption Agreement. Prior to the Closing, each of Purchaser and Seller shall execute and deliver to the other Party an original counterpart to the Assignment and Assumption Agreement in the form attached as Exhibit A, whereby Seller assigns its Limited Partnership Interest and, by transferring all limited liability company interests in the General Partner, its General Partnership Interest to Purchaser.
          4.11 Information Relating to Portfolio Securities. Seller agrees that, during the period from the date of this Agreement through the Closing Date or the date of termination of this Agreement (the “Pre-Closing Period”), Seller shall furnish to Purchaser, with respect to each entity in which the Partnership owns portfolio Securities set forth on Schedule 2.1(g)(i) the following: (a) minutes and actions of the board of directors or stockholders relating to meetings or actions taken during the Pre-Closing Period, including any related presentations, memoranda or other materials distributed to the board of directors or stockholders, as applicable; and (b) any budget, operating plan or financial statements (including any related notes to such statements) that Seller is entitled to receive pursuant to agreements entered into with such portfolio entities. Seller shall provide such information to Purchaser promptly following receipt by Seller of such information.
          4.12 Post-Closing Cooperation. Seller and Purchaser shall cooperate with and provide assistance to the other Party to enable an orderly transition with respect to the business, accounting, financial, tax and portfolio interests records pertaining to each Partnership. Seller shall use reasonable efforts to encourage each of VR Ranganath, CN Reddy and other Partnerships personnel that may be mutually identified by Seller and Purchaser prior to the Closing (the “Transition Personnel”) to agree to be available to provide consulting services to Purchaser and its affiliated entities and to render such advice and services to Purchaser and its affiliated entities as may be reasonably required by Purchaser or its affiliated entities during the period beginning on the Closing Date (as defined in Section 6.1) and ending upon the completion of such transition, provided however, that such period shall not exceed six months unless by mutual agreement of Purchaser or its affiliated entities and such Transition Personnel.
ARTICLE 5.
CONDITIONS TO THE TRANSACTION
          5.1 Conditions to Obligations of Each Party. The respective obligations of each party to close the Transaction shall be subject to the fulfillment at or prior to the Closing of the following, unless each Party shall waive such fulfillment in whole or in part in writing:
               (a) Seller Stockholder Approval. The Transaction shall have been duly approved and this Agreement shall have been duly approved and adopted by the requisite Stockholders’ Approval.
               (b) No Order. There shall not be in effect a restraining order, a preliminary or permanent injunction or other order by any federal or state authority which prohibits the consummation of this Agreement or the Transaction.
          5.2 Additional Conditions to Obligations of Seller. The obligations of Seller to close the Transaction shall be subject to the fulfillment at or prior to the Closing of the following conditions, unless Seller shall waive such fulfillment in whole or in part in writing:
               (a) Purchaser shall have performed in all material respects its agreements, covenants and obligations contained in this Agreement required to be performed at or prior to the Closing;
               (b) The representations and warranties of Purchaser set forth in this Agreement shall be true in all material respects as of the Effective Date and as of the Closing Date as if made as of such time; except that any inaccuracies in such representations and warranties will be disregarded if, after aggregating all inaccuracies of such representations and warranties (without duplication), such inaccuracies and the circumstances giving rise to all such inaccuracies do not constitute a material adverse effect on Purchaser’s ability to consummate the Transaction; and
               (c) Seller shall have received from Purchaser an officer’s certificate, executed by a duly authorized officer of Purchaser (in his or her capacity as such), dated as of the Closing Date, as to the satisfaction of the conditions stated in subsections (a) and (b) of this Section 5.2.
          5.3 Additional Conditions To Obligations of Purchaser. The obligations of Purchaser to close the Transaction shall be subject to the fulfillment at or prior to the Closing of the following conditions, unless Purchaser shall waive such fulfillment in whole or in part in writing:
               (a) Seller shall have performed in all material respects its agreements, covenants and obligations contained in this Agreement which are required to be performed on or prior to the Closing;
               (b) The respective representations and warranties of Seller set forth in this Agreement shall be true in all material respects as of the Effective Date and, as of the Closing Date as if made as of such time; and
               (c) Purchaser shall have received from Seller a certificate executed by a duly authorized employee of Seller (in his or her capacity as such), dated as of the Closing Date, as to the satisfaction of the conditions in subsections (a) and (b) of this Section 5.3;
               (d) Purchaser shall have received from Seller evidence that each of the Excluded Assets set forth on Schedule 2.l(h) shall not be owned by any of the Partnerships as of the Closing, and that neither the General Partner nor any Partnership shall be subject to any liabilities, contingent or otherwise, or obligations relating to or arising out of the Excluded Assets upon the Closing.
               (e) Purchaser shall have received from Seller evidence that upon the Closing, (i) no persons shall remain employed by the General Partner or any of the Partnerships and (ii) no management, employment or similar agreement to which the General Partner or any of the Partnerships is a party or is otherwise bound shall be in effect.
ARTICLE 6.
CLOSING
          6.1 The Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7, the closing of the Transaction (the “Closing”) will take place at the offices of Paul, Hastings, Janofsky & Walker LLP located at Five Palo Alto Square, Sixth Floor, Palo Alto, California, as promptly as practicable (and in any event within three (3) business days) after satisfaction or waiver of the conditions set forth in Section 5 (the

“Closing Date”); or such later date as shall have been fixed by a written instrument signed by the parties.
          6.2 Deliverables by Purchaser at or prior to the Closing. At or prior to the Closing, Purchaser shall deliver to Seller the following:
               (a) by wire transfer of immediately available funds, cash consideration equal to the Purchase Price, as adjusted in accordance with Section 4.3(b), if applicable, to an account designated by Seller;
               (b) a copy of resolutions adopted by Purchaser’s managing directors authorizing Purchaser to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction upon the terms and subject to the conditions set forth herein;
               (c) a duly executed certificate pursuant to Section 5.2(c) hereof; and
               (d) a duly executed counterpart to the Assignment and Assumption Agreement in the form attached hereto as Exhibit A.
          6.3 Deliverables by Seller at or prior to the Closing. At or prior to the Closing, Seller shall deliver to Purchaser the following:
               (a) a copy of the resolutions adopted by Seller’s board of directors (i) authorizing Purchaser to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transaction upon the terms and subject to the conditions set forth herein, and (ii) containing the Seller Recommendation;
               (b) evidence that the Stockholders’ Approval has been duly obtained;
               (c) a duly executed certificate pursuant to Section 5.3(c) hereof;
               (d) a duly executed counterpart to the Assignment and Assumption Agreement in the form attached hereto as Exhibit A;
               (e) original certificates, warrants, agreements, charter (including any amendments thereto), bylaws and other documents representing and relating to the securities and any other interests owned by each Partnership (or executed copies of such agreements to the extent that such original agreements and other documents have not been delivered to Seller), which are set forth on Schedule 2.1(g)(i); and
               (f) executed copies (original copies to the extent available) of each Partnership Agreement, the Limited Liability Company Operating Agreement entered into by the General Partner and Seller, and copies (original copies to the extent available) of the business, accounting and financial records pertaining to each Partnership.
ARTICLE 7.
TERMINATION; WAIVER
          7.1 Termination.
This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:
               (a) by mutual written consent of Seller and Purchaser;
               (b) by either Seller or Purchaser if the Closing Date shall not have occurred on or before April 30, 2007 (the “End Date”) for any reason; provided, however, that the End Date shall be extended for a period of thirty (30) days if comments by the staff of the SEC on the Proxy Statement, if any, have not been resolved by February 28, 2007; provided further, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing Date to occur on or before such date and such action or failure to act constitutes a breach of, or a failure to perform any covenant or obligation in, this Agreement;
               (c) by either Seller or Purchaser if the Stockholder’s meeting shall have been held and completed and the Stockholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to Seller where the failure to obtain the Stockholders’ Approval shall have been caused by the action or failure to act of Seller and such action or failure to act constitutes a breach by Seller of, or a failure to perform any covenant or obligation contained in, this Agreement;
               (d) by Seller, upon a breach of any representation, warranty, covenant or agreement on the part of Purchaser set forth in this Agreement, or if any representation of Purchaser shall have become untrue, in either case such that the conditions set forth in Section 5.2 would not be satisfied; provided, however, that if such inaccuracy in Purchaser’s representations and warranties or breach by Purchaser is curable by Purchaser through the exercise of its commercially reasonable efforts, then Seller may not terminate this Agreement under this Section 7.1(d) for five business days after delivery of notice of such breach, provided Purchaser continues to use commercially reasonable efforts to cure such breach.
               (e) by Seller, upon approval of Seller’s board of directors, if (i) Seller’s board of directors has concluded in good faith, after taking into account the advice of its outside legal counsel, that, in light of a Superior Proposal, a change in the Seller Recommendation is required in order for Seller’s board of directors to comply with its fiduciary duties to Seller’s stockholders under applicable law; (ii) it has complied with its obligations under Section 4.5, including the payment of the Termination Fee; (iii)

Seller shall have (A) delivered to Purchaser a written notice that states (1) the material terms and conditions of the transaction contemplated by such Superior Proposal and (2) the identity of the person or group making the Superior Proposal and (B) provided to Purchaser a copy of all written materials delivered to the person or group making the Superior Proposal in connection with such Superior Proposal; (iv) a period of at least three business days shall have elapsed since the receipt by Purchaser of such notice, and Seller shall have made Seller’s Representatives available during such period for the purpose of engaging in negotiations with Purchaser regarding a possible amendment to this Agreement or a possible alternative transaction; (v) Seller shall have promptly advised Purchaser of any modification proposed to be made to the material terms and conditions of the transaction contemplated by the Superior Proposal by the other party thereto; and (vi) any written proposal by Purchaser to amend this Agreement or enter into an alternative transaction shall have been considered by Seller’s board of directors in good faith, and Seller’s board of directors shall have determined in good faith, after having obtained and taken into account the advice of an independent financial advisor of nationally recognized reputation, that the terms of the proposed amended to this Agreement (or other alternative transaction) are not as favorable to Seller’s stockholders, from a financial point of view, as the terms of the transaction contemplated by the Superior Proposal.
               (f) by Purchaser, upon a breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, or if any representation of Seller shall have become untrue, in either case such that the conditions set forth in Section 5.3 would not be satisfied; provided, however, that if such inaccuracy in Seller’s representations and warranties or breach by Seller is curable by Seller through the exercise of its commercially reasonable efforts, then Purchaser may not terminate this Agreement under this Section 7.1(f) for five business days after delivery of notice of such breach, provided Seller continues to use commercially reasonable efforts to cure such breach.
               (g) by Purchaser if a Triggering Event shall have occurred. For purposes of this Section 7.1(g), a “Triggering Event” shall be deemed to have occurred if: (a) Seller’s board of directors shall have failed to recommend that Seller’s stockholders vote to adopt this Agreement, or shall have withdrawn or shall have modified in a manner adverse to Purchaser the Seller Recommendation; (b) Seller shall have failed to include in the Proxy Statement the Seller Recommendation or a statement to the effect that Seller’s board of directors has determined and believes that the transactions contemplated by this Agreement are fair to and in the best interests of Seller’s stockholders; (c) Seller’s board of directors fails to reaffirm the Seller Recommendation, or fails to reaffirm its determination that the transactions contemplated by this Agreement are fair to and in the best interests of Seller’s stockholders, within ten business days after Purchaser requests in writing that such recommendation or determination be reaffirmed; (d) Seller’s board of directors shall have approved, endorsed or recommended any Acquisition Proposal; (e) Seller shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than confidentiality and similar agreements entered into in accordance with the proviso contained in Section 4.5 of this Agreement; (f) a tender or exchange offer relating to securities of Seller shall have been commenced and Seller shall not have sent to its security holders, within ten business days after the commencement of such tender or exchange offer, a statement disclosing that Seller recommends rejection of such tender or exchange offer; (g) an Acquisition Proposal is publicly announced, and Seller fails to issue a press release announcing its opposition to such Acquisition Proposal within 10 business days after such Acquisition Proposal is announced; or (h) Seller or others for whose breaches Seller is responsible under Section 4.5 of this Agreement shall have breached in any material respect any of the provisions set forth in Section 4.5 of this Agreement.
     If: (i) this Agreement is terminated by Purchaser or Seller pursuant to Section 7.1(b) or Section 7.1(c) and at or prior to the time of the termination of this Agreement an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made; and on or prior to the end of the six month period following such termination of this Agreement, either: (A) an Acquisition Transaction is consummated; or (B) a definitive agreement with respect to an Acquisition Transaction is entered into by Seller; or (ii) this Agreement is terminated by Purchaser pursuant to Section 7.1(g), then the Seller shall pay to Purchaser, in cash at the time specified in Section 4.5, the Termination Fee.
     If Seller fails promptly to pay when due any amount payable by Seller under this Section 7.1, then: (i) Seller shall reimburse Purchaser for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Purchaser of its rights under this Section 7.1; and (ii) Seller shall pay to Purchaser interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to Purchaser in full) at a rate per annum equal to the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
     If Seller terminates this Agreement pursuant to Section 7.1(d), Purchaser shall pay to Seller a cash amount of One Million Dollars ($1,000,000) (the “Seller Termination Fee”). Purchaser acknowledges and agrees that any Seller Termination Fee payable pursuant to termination under Section 7.1(d) shall be payable as liquidated damages to compensate Seller for the damages Seller will suffer if this Agreement is terminated under the circumstances set forth in Section 7.1(d), which damages cannot be determined with reasonable certainty. It is specifically agreed that the Seller Termination Fee represents liquidated damages and not a penalty, and that the Seller Termination Fee shall be the sole and exclusive remedy for Seller if Seller terminates this Agreement pursuant to Section 7.1(d). Any payment of the Seller Termination Fee required to be made as a result of a termination under Section 7.1(d) shall be paid not later than fifteen (15) business days after the date of termination. All payments of Termination Fee shall be made by wire transfer of immediately available funds to an account designated by Seller. If Purchaser fails promptly to pay when due any amount payable by Purchaser under this paragraph, then: (i) Purchaser shall reimburse Seller for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Seller of its rights under Section 7.1; and

(ii) Purchaser shall pay to Seller interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to Seller in full) at a rate per annum equal to the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid.
          7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under and in accordance with Section 7.1 will be effective immediately upon the delivery of written notice of the terminating party to the other Party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability to the other party hereunder in connection with this Agreement or the Transactions, except (i) as set forth in Section 4.7, and this Section 7.2, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any breach of, or any intentional misrepresentation made in this Agreement prior to its termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
          7.3 Waiver. At any time at or prior to the Closing, Purchaser, on the one hand, or Seller, on the other, may (i) extend the time for the performance of any of the obligations or other acts of the other Party, (ii) waive in writing any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive in writing compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.
ARTICLE 8.
MISCELLANEOUS
          8.1 Survival of Representations and Warranties. Other than for the Specified Representations of Seller (as defined below), the representations and warranties of Seller and Purchaser contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall terminate and be of no further force or effect, after the Closing Date. The Specified Representations of Seller shall expire nine months following the Closing Date (the “Expiration Date”); provided, however, that if written notice relating to any Specified Representation is given to Seller on or prior to the Expiration Date, then, notwithstanding anything to the contrary contained in this Section 8.1, such Specified Representation shall not so expire, but rather shall remain in full force and effect until such time as each and every claim that is based directly or indirectly upon, or that relates directly or indirectly to, any breach or alleged breach of such Specified Representation has been fully and finally resolved, either by means of a written settlement agreement executed on behalf of Seller and Purchaser or by means of a final, non-appealable judgment issued by a court of competent jurisdiction. For purposes of this Section 8.1, the “Specified Representations” shall be the representations and warranties made by Seller to Purchaser in Sections 2.1(c), 2.1(f), 2.1(g), 2.1(i) and 2.1(k)

of this Agreement. The covenants and agreements of Seller and Purchaser in this Agreement and the other agreements, certificates and documents contemplated hereby that by their terms survive the Closing Date, shall survive the Closing Date.
          8.2 Further Instruments. The Parties agree to execute and deliver such instruments and take such other action as shall be reasonably necessary, or as shall be reasonably requested by any other Party, in order to carry out the transactions, agreements and covenants contemplated in this Agreement.
          8.3 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the earlier of the date delivered or mailed if delivered personally, by overnight courier or mailed by express, registered or certified mail (postage prepaid, return receipt requested) or by facsimile transmittal, to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

If to Purchaser:	QTV Capital Limited
12930 Saratoga Avenue
Suite D-8
Saratoga, CA 95070
Attn: Steve Schlossareck
Fax: (408) 865-0525

with a copy to:	Pantheon Ventures Inc.
Transamerica Center
600 Montgomery Street
23rd Floor
San Francisco, CA 94111
Attn: Ian Deas
Fax: (415) 249-6299

and	Cooley Godward Kronish LLP
Five Palo Alto Square
2000 El Camino Real
Palo Alto, California 94306
Attn: Gordon K. Ho
Fax: (650) 849-7400

If to Seller:	Alliance Semiconductor Corporation
2900 Lakeside Drive
Santa Clara, California 95054-2831
Attn: Mel Keating, President and CEO
Fax: (408) 855-4999

with a copy to:	Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626
Attn: Peter J. Tennyson
Fax: (714) 668-6337
          8.4 Rule of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          8.5 Entire Agreement; Amendments. This Agreement together with the Confidentiality Agreement and the other agreements referred to herein set forth the entire understanding of the Parties and supersede all prior agreements or understandings, whether written or oral, with respect to the subject matter hereof. This Agreement may be amended, modified or supplemented only by a written agreement executed by each of the Parties hereto.
          8.6 Binding Effect/Assignability. Neither Party hereto shall be entitled to assign any of its respective rights or obligations under this Agreement without the written consent of the other Party, provided, however, that Purchaser may assign or transfer its respective rights and obligations under this Agreement to one or more entities affiliated with Purchaser and/or with Pantheon Ventures, Inc., without the consent of Seller.
          8.7 Schedules. All references in this Agreement to Schedules shall mean the schedules identified in this Agreement, which are incorporated into this Agreement and shall be deemed a part of the presentations and warranties to which they relate.
          8.8 Governing Law. This Agreement shall be governed by, and construed in accordance with the law of the State of California without regard to its choice of law principles. Each of Seller and Purchaser hereby irrevocably and unconditionally consent to submit to the jurisdiction of the courts of the State of California and of the United States located in the Northern District of California for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby and waives any objection to the laying of venue of any such litigation in such courts and agrees not to plead or claim that such litigation brought in any such courts has been brought in an inconvenient forum.
          8.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same agreement.

          8.10 Expenses. Each Party shall bear its own consultant’s, accountant’s, attorney’s and other fees and expenses.
          8.11 Partnership Tax Matters. The Parties further acknowledge and agree that following the Closing each Partnership and the General Partner shall make the election provided by Section 754 of the Internal Revenue Code.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

SELLER:

ALLIANCE SEMICONDUCTOR CORPORATION,
a Delaware corporation

By:	/s/ Melvin L. Keating

Name: Mel Keating
Title: President and Chief Executive Officer

Dated:	December 1, 2006

PURCHASER:

QTV CAPITAL LIMITED,
a Cayman Islands Limited Duration Company

By:	/s/ Steve Schlossareck

Name: Steve Schlossareck
Title: Managing Director

Dated: December 1, 2006